Exhibit 99.2

NICE Executive Networking Series to Present Advanced Solutions
and Strategies for Call Volume Reduction and Next Call Prevention

‘Shaping Interactions as they Happen’ will bring together industry leaders to discuss best practices for proactively addressing customer needs and preventing unnecessary interactions

RUTHERFORD, New Jersey, September 5, 2012, NICE Systems (NASDAQ: NICE) today announced that it will showcase its real-time analytics technology and call reduction strategies during an executive networking series about Shaping Interactions as they Happen. Taking place on September 12-24, 2012 with four stops across North America, these events will bring together industry thought leaders to discuss optimizing customer interactions by promoting first-contact resolution and proactively preventing unnecessary calls.

“Companies should welcome customer interactions. However, they must be able to identify and carry out constructive interactions, which resolve customer issues, create high satisfaction, lower operational costs, and generate revenues,” said Barak Eilam, President of NICE Americas. “By tracking the customer journey across channels, identifying what drives customer behavior, and predicting what the customer’s next move will be, enterprises are able to shape interactions as they happen, thereby achieving better results.”

Kicking off the series, the NICE Executive Breakfast in Kansas City on September 12th will bring together several NICE customers and a NICE expert to share best practices on how to deliver excellent customer service and Own the Decisive Moment™.

Jason Pointelin, Manager of Analytics and Performance Management Systems at Sprint, will deliver a case study on the use of analytics to understand the reasons behind different call types. By leveraging this information, Sprint has been able to proactively handle customer needs during the first interaction, reduce call volumes, and increase overall agent performance.

Martha Rogers, Ph.D., Founding Partner at Peppers & Rogers Group, will lead an interactive discussion on the value of cross-channel analytics in determining the ideal customer support mix for creating valuable customer experiences. Her session will focus on best responses to customers via social media, the contact center, and self-service, to help reduce call volumes and other costs while improving customer inquiry resolution and demonstrable long-term customer trust and loyalty.

Matthew Storm, Director of Innovation and Solutions at NICE, will discuss the role of Real-Time Interaction Analytics in helping agents understand the full context of each interaction and guiding them to the next-best-action during the interaction.

The NICE solutions identify and analyze repeat customer calls in order to understand what the underlying cause is, for example, agent knowledge gaps or process failures. The analytics technology also detects patterns of behavior across the customer journey – information that is used to anticipate and proactively meet customer needs in order to prevent the next call. By implementing these solutions, businesses can reduce call volumes by up to 25 percent, making operations more efficient while also improving customer satisfaction and loyalty.

The Shaping Interactions as they Happen series will include a variety of additional events and webinars. For more information and to register, visit: www.shapeinteractions.com

•	Webinar: Shaping Interactions as they Happen with Real-Time Speech Analytics – September 13, 2012
•	North East Contact Center Forum, Fall Event – Weston, MA, September 18, 2012
•	NICE Executive Networking Event: Wine Pairing – Montreal, September 19, 2012
•	Webinar: Shaping Interactions as they Happen: Predict and Prevent the Next One – September 20, 2012
•	NICE Executive Networking Event: Twins vs. Yankees – Minneapolis, September 24, 2012

NICE’s Customer Interaction Management Offering enables organizations to impact the full lifecycle of every customer interaction by being well-prepared for each interaction, shaping the interaction in real time as it happens, and driving improvement across the enterprise for the next interaction. Driven by real-time, cross-channel analytics and Voice of the Customer insights, it offers targeted solutions for enhancing the customer experience, streamlining operational efficiency across the enterprise, improving employee performance, increasing service-to-sales revenue, and complying with policies and regulations. NICE Customer Interaction Management solutions, including on-premise and SaaS, are implemented by contact centers of all sizes, branches, retail stores, trading floors, and back office operations.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including, phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including statements by Messer Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.